                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

-------------------------------------------------------------------------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 2)(1)

                           PHP Healthcare Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    693344103
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                   Arnold L. Wadler, Esq., Metromedia Company,
            One Meadowlands Plaza, East Rutherford, New Jersey  07073
                             phone #  (201) 531-8050

-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 29, 1998
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d1-(f) or 13d-1(g), check the following box / /.

          Note.   Schedules filed in paper format shall include a signed
     original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

-------------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  693344103                    13D           Page 2 of 6 Pages
                                                          ---  ---
 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     John W. Kluge
-------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) / /
                                                                       (b) /X/
-------------------------------------------------------------------------------
 3   SEC USE ONLY

-------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     PF
-------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                          / /

-------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
-------------------------------------------------------------------------------
Number of      7   SOLE VOTING POWER
 Shares            1,500,000
Beneficially  -----------------------------------------------------------------
 Owned By      8   SHARED VOTING POWER
  Each             0
Reporting     -----------------------------------------------------------------
Person with    9   SOLE DISPOSITIVE POWER
                   1,500,000
              -----------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER
                   0
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,500,000
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         / /

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.0%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  INTRODUCTION

   This Amendment No. 2 (the "Amendment") amends and supplements Amendment No. 1 to Schedule 13D ("Amendment No. 1") filed on June 2, 1998 by John W. Kluge (the "Reporting Person") with respect to the shares of common stock (the "Common Stock"), $.01 par value, of PHP Healthcare Corporation, a Delaware corporation (the "Issuer").

Item 1.   Security and Issuer
          -------------------
          This statement relates to the common stock, par value $.01 per share (the "Common Stock") of PHP Healthcare Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are 11440 Commerce Park Drive, Reston, Virginia 20191.

Item 2.   Identity and Background.
          ------------------------
          This statement is being filed by John W. Kluge, as beneficial owner of the Common Stock of the Issuer held by Chase Manhattan Bank, John W. Kluge & Stuart Subotnick, Trustees U/A DTD 5/30/84 As Amended made by and for John W. Kluge (the "Trust"), a grantor trust of which John W. Kluge is the beneficial owner. Mr. Kluge's business address is c/o Metromedia Company, One Meadowlands Plaza, East Rutherford, New Jersey 07073. His principal occupation is Chairman, President and Chief Executive Officer of Metromedia Company, a Delaware general partnership. During the past five years, Mr. Kluge has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. He is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------
          The consideration used in acquiring the 1,500,000 shares of Common Stock was cash.

Item 4.   Purpose of Transaction(s).
          --------------------------
          Item 4 is hereby amended and supplemented by deleting the information contained in Item 4 of Amendment No. 1 in its entirety and adding the following:

          Mr. Kluge, through the Trust, purchased 684,000 shares of Common Stock on the open market on four separate dates as follows: 150,300 shares on May 20, 1998 at $9.65 per share, 243,300 shares on May 21, 1998 at $9.58 per share,108,600 shares on May 22, 1998 at $9.60 per share and 181,800 shares on May 26, 1998 at $9.45 per share.

Item 5.   Interest in the Securities of the Issuer.
          -----------------------------------------
          John W. Kluge is the beneficial owner of 1,500,000 shares of Common Stock which are directly owned by the Trust of which he is beneficial owner. This amount constitutes approximately 13.0% of the outstanding shares of Common Stock as of May 29, 1998.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          --------------------------------------------------------------------
          to Securities of Issuer.
          ------------------------
          See Item 4 of the Reporting Person's Schedule 13D filed on
          May 12, 1997.

Item 7.   Material to be Filed as Exhibits.
          ---------------------------------
          All Exhibits listed below have been filed with the Reporting Person's
          Schedule 13D filed on May 12, 1997 and are incorporated herein by reference thereto.

             Exhibit 1: Stock Purchase Agreement, dated as of April 28, 1997, between PHP Healthcare Corporation and Chase Manhattan Bank, John W. Kluge & Stuart Subotnick, Trustees U/A DTD 5/30/84 As Amended made by and for John W. Kluge

             Exhibit 2: Stock Purchase Agreement dated as of May 2, 1997 between Charles H. Robbins and Chase Manhattan Bank, John W. Kluge & Stuart Subotnick, Trustees U/A DTD 5/30/84 As Amended made by and for John W. Kluge

             Exhibit 3: Registration Rights Agreement, dated as of April 28, 1997, between PHP Healthcare Corporation and Chase Manhattan Bank, John W. Kluge & Stuart Subotnick, Trustees U/A DTD 5/30/84 As Amended made by and for John W. Kluge

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:     June 3, 1998

                              /s/ John W. Kluge
                              ----------------------
                              John W. Kluge, Trustee

                                  EXHIBIT INDEX

Exhibit   Description

1. Stock Purchase Agreement, dated as of April 28, 1997, between PHP Healthcare Corporation and Chase Manhattan Bank, John W. Kluge & Stuart Subotnick, Trustees U/A DTD 5/30/84 As Amended made by and for John W. Kluge (incorporated by reference to Exhibit 1 to the Reporting Person's Schedule 13D filed on May 12, 1997).

2.        Stock Purchase Agreement dated as of May 2, 1997 between Charles
          H. Robbins and Chase Manhattan Bank, John W. Kluge & Stuart Subotnick, Trustees U/A DTD 5/30/84 As Amended made by and for John W. Kluge (incorporated by reference to Exhibit 2 to the Reporting Person's Schedule 13D filed on May 12, 1997).

3. Registration Rights Agreement, dated as of April 28, 1997, between PHP Healthcare Corporation and Chase Manhattan Bank, John W. Kluge & Stuart Subotnick, Trustees U/A DTD 5/30/84 As Amended made by and for John W. Kluge (incorporated by reference to Exhibit 3 to the Reporting Person's Schedule 13D filed on May 12, 1997).